Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Rovi Corporation and Sonic Solutions Announce Early Termination of Hart-Scott-Rodino Waiting Period

SANTA CLARA and NOVATO, Calif., January 24, 2011 – Rovi Corporation (NASDAQ: ROVI) and Sonic Solutions (NASDAQ: SNIC) today announced that the Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the proposed acquisition of Sonic Solutions by Rovi in a stock and cash transaction. The proposed exchange offer and subsequent merger remain subject to other closing conditions. Early termination of the waiting period ends the U.S. government’s antitrust review of the transaction.

About Rovi Corporation

Rovi Corporation is focused on revolutionizing the digital entertainment landscape by delivering solutions that enable consumers to intuitively connect to new entertainment from many sources and locations. The company also provides extensive entertainment discovery solutions for television, movies, music and photos to its customers in the consumer electronics, cable and satellite, entertainment and online distribution markets. These solutions, complemented by industry leading entertainment data, create the connections between people and technology, and enable them to discover and manage entertainment in an enjoyable form.

Rovi holds over 4,700 issued or pending patents worldwide and is headquartered in Santa Clara, California, with numerous offices across the United States and around the world including Japan, Hong Kong, Luxembourg, and the United Kingdom. More information about Rovi can be found at http://www.rovicorp.com/.

About Sonic Solutions

Sonic Solutions® (NASDAQ: SNIC) enables the creation, distribution and enjoyment of digital media from Hollywood to home. For more than a decade, Sonic product, service, and technology brands including Roxio®, RoxioNow™, DivX® and Main Concept, have fueled home entertainment, powered rich digital media functionality on a range of platforms for a variety of partners, and inspired unique personal media experiences for hundreds of millions of consumers. Sonic technologies deliver a universal platform for Hollywood Studios, retailers, consumer electronics manufacturers, and PC OEMs to provide consumers instant access to premium entertainment from virtually anywhere.

For more information:

Rovi Corporation

Lauren Landfield

408 562-8400

Lauren.landfield@rovicorp.com

Linda Quach

408 562-8504

Linda.quach@rovicorp.com

Sonic Solutions

Chris Taylor

408 367-5231

Chris_Taylor@sonic.com

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’ solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the

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solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’ shareholders to tender their shares into the exchange offer.

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Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic Solutions’ organizations. The statements made by Rovi and Sonic Solutions in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic Solutions’ respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic Solutions’ business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic Solutions’ filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solutions’ most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic Solutions with the Securities and Exchange Commission from time to time (available at www.sec.gov ). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.

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